Enerflex Ltd. announces $400 MILLION SENIOR UNSECURED NOTES OFFERING

NEWS RELEASE

CALGARY, Alberta, Dec. 01, 2025 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today announced that Enerflex Inc., a wholly owned subsidiary of Enerflex (the “Issuer”), commenced a private offering (the “Offering”) to eligible purchasers of $400 million in aggregate principal amount of senior notes due 2031 (the “2031 Notes”), subject to market and other conditions.

The net proceeds from the proposed Offering, together with borrowings under the Company’s secured revolving credit facility, will be used to redeem in full Enerflex’s outstanding 9.000% Senior Secured Notes due 2027 (the “2027 Notes”). The redemption of the 2027 Notes is conditional upon the completion of the Offering. Enerflex has issued a conditional notice of redemption to redeem the 2027 Notes on December 11, 2025 at a redemption price of 102.25% of the principal amount of the notes being redeemed, plus accrued and unpaid interest up to, but excluding, the redemption date.

The Notes and guarantees thereof will be offered in a private offering in reliance upon exemptions from, or in transactions not subject to, the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the prospectus requirements of applicable Canadian securities laws. The Notes and the guarantees thereof will be offered and sold only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act and prospectus exemptions under applicable Canadian securities laws and similar exemptions under the laws of the applicable jurisdiction.

The Notes and the related guarantees have not been registered under the Securities Act, any state securities laws or the laws of any other jurisdiction, and Enerflex does not intend to register the Notes or the related guarantees. Any offer or sale of the Notes must be exempt from or not subject to the registration requirements of the Securities Act and applicable state laws and similar requirements under the applicable laws of the provinces of Canada and other jurisdictions where the Notes may be offered or sold.

This news release does not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In addition, this news release does not constitute a notice of redemption of the 2027 Notes.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words “anticipate”, “believe”, “could”, “expect”, “future”, “may”, “potential”, “should”, “will” and similar expressions, (including negatives thereof) are intended to identify FLI.

In particular, this news release includes (without limitation) FLI pertaining to: (i) expectations that the market and other conditions will remain supportive of the Offering and that the Issuer will complete the Offering and the timing associated therewith, if at all; and (ii) the intentions of Enerflex to use the net proceeds received from the Issuer, together with borrowings under the Company’s secured revolving credit facility, to redeem in full the 2027 Notes and the timing associated therewith, if at all.

FLI reflect Management's current beliefs and assumptions with respect to such things as the impact of general economic conditions; commodity prices; the markets in which Enerflex's products and services are used; general industry conditions, forecasts, and trends; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; availability of qualified personnel; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. More specifically, Enerflex’s expectations in respect of its FLI are based on a number of assumptions, estimates and projections developed based on past experience and anticipated trends, including but not limited to: (i) market conditions and other conditions will remain supportive of the proposed Offering; (ii) the Issuer can move the net proceeds received from the offering to Enerflex consistent with expectations; and (iii) that net proceeds, consistent with expectations, will be received by Enerflex to facilitate and assist with the redemption of the 2027 Notes within the time period contemplated.

As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties and other factors affecting Enerflex and its business are identified under the heading "Risk Factors" in: (i) Enerflex's Annual Information Form for the year ended December 31, 2024, dated February 27, 2025; and (ii) Enerflex's Annual Report dated February 26, 2025, as well as in the Company’s MD&A as at September 30, 2025 and in other filings with Canadian securities regulators and the SEC, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively. Other unpredictable or unknown factors not discussed in this news release could have material adverse effects on the actual results, performance, or achievements of Enerflex expressed in, or implied by, the FLI.

The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

For investor and media enquiries, contact:

Paul Mahoney

President and Chief Executive Officer

E-mail: PMahoney@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

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